SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SBA COMMUNICATIONS CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

78388J106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106	13G/A	Page 2 of 7
1	NAME OF REPORTING PERSON Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,293,202 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,293,202 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,293,202 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 78388J106	13G/A	Page 3 of 7

1	NAME OF REPORTING PERSON Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,293,202 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,293,202 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,293,202 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 78388J106	13G/A	Page 4 of 7
Item 1(a).	NAME OF ISSUER
SBA COMMUNICATIONS CORPORATION (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
5900 Broken Sound Parkway NW Boca Raton, FL 33487

NAME OF PERSON FILING
Item 2(a).
This statement is filed by:

Lone Pine Capital LLC, a Delaware limited liability company (“Lone Pine Capital”), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership (“Lone Spruce”), Lone Tamarack, L.P., a Delaware limited partnership (“Lone Tamarack”), Lone Cascade, L.P., a Delaware limited partnership (“Lone Cascade”), Lone Sierra, L.P., a Delaware limited partnership (“Lone Sierra”), Lone Cypress, Ltd., a Cayman Islands exempted company (“Lone Cypress”), Lone Kauri, Ltd., a Cayman Islands exempted company (“Lone Kauri”), Lone Savin Master Fund, Ltd., a Cayman Islands exempted company (“Lone Savin Master Fund”) and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company (“Lone Monterey Master Fund”, and together with Lone Spruce, Lone Tamarack, Lone Cascade, Lone Sierra, Lone Cypress, Lone Kauri, Lone Savin Master Fund and Lone Monterey Master Fund, the “Lone Pine Funds”), with respect to the Common Stock directly held by each of the Lone Pine Funds; and

Stephen F. Mandel, Jr. (“Mr. Mandel”), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Common Stock directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP
Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER
78388J106

CUSIP No. 78388J106	13G/A	Page 5 of 7
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	OWNERSHIP

A. Lone Pine Capital LLC and Stephen F. Mandel, Jr.

(a) Amount beneficially owned: 7,293,202 shares of Common Stock

(b) Percent of class: 5.6%. The percentages set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 129,096,733 shares of Common Stock, reported to be outstanding by the Issuer as of October 30, 2014 in its Quarterly Report on Form 10-Q filed on November 6, 2014.

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 7,293,202 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 7,293,202 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 78388J106	13G/A	Page 6 of 7

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78388J106	13G/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 17, 2015

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC